UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[  ]                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to________

Commission File Number: 001-08029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc.

3011 Townsgate Road, Suite 200

Westlake Village, CA 91361

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, as Plan Administrator

The Ryland Group, Inc. Retirement Savings Opportunity Plan

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of The Ryland Group, Inc. Retirement Savings Opportunity Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of The Ryland Group, Inc. Retirement Savings Opportunity Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of The Ryland Group, Inc. Retirement Savings Opportunity Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 24, 2013

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Investments at fair value:
Vanguard Retirement Savings Trust	$23,406,057	$22,634,765
Common stock of The Ryland Group, Inc.	6,547,401	3,142,618
Mutual funds	126,723,101	116,325,597
Total investments at fair value	156,676,559	142,102,980

Notes receivable from participants	2,121,200	2,223,049
Net assets reflecting investments at fair value	158,797,759	144,326,029

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(1,178,319)	(1,048,134)

NET ASSETS AVAILABLE FOR BENEFITS	$157,619,440	$143,277,895

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
ADDITIONS (DEDUCTIONS)

Contributions:
Employer	$1,695,758	$1,577,503
Participants	5,053,711	4,505,600
Rollovers	418,390	516,839
Total contributions	7,167,859	6,599,942

Net investment income:
Interest and dividends	3,775,341	3,149,828
Net realized and unrealized appreciation (depreciation)
in fair value of investments	16,545,348	(2,822,609)
Total net investment income	20,320,689	327,219

Interest on notes receivable from participants	96,831	106,395
Benefit payments to participants	(13,243,834)	(18,393,624)
Increase (decrease) in net assets available for benefits	14,341,545	(11,360,068)

Net assets available for benefits at beginning of year	143,277,895	154,637,963
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$157,619,440	$143,277,895

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A: DESCRIPTION OF THE PLAN

General

The Ryland Group, Inc. Retirement Savings Opportunity Plan (the “Plan” or the “RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, was established on August 16, 1989, and was amended and restated effective January 1, 2009.  The Plan covers all of the employees of The Ryland Group, Inc. and its subsidiaries (the “Company”).  The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code (the “Code”).  Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Eligibility and Contributions

All full-time employees are eligible to participate in the Plan.  Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one to fifty percent, of their compensation. However, for the 2012 and 2011 calendar years, highly compensated employees (as defined in the Plan) were only allowed to contribute up to eight percent and six percent, respectively.  In accordance with Internal Revenue Service (the “IRS”) regulations, no participant was allowed to contribute more than $17,000 and $16,500 to the Plan for the 2012 and 2011 calendar years, respectively.  For the 2012 and 2011 calendar years, participants who were age 50 and over, including highly compensated employees, were able to contribute an additional $5,500 that was not matched by the Company.  The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

Company matching contributions are made in the form of cash. Prior to June 30, 2009, the Company matched 100 percent of participant contributions, up to six percent of the participant’s annual compensation. Effective July 1, 2009, the Company matches 50 cents for each $1 of participant contributions up to six percent of the participant’s annual salary and bonus. Company contributions are allocated at the time of remittance among each participant’s investment fund selections.

Vesting

A participant’s contributions are fully vested at all times. Company matching contributions vest to the participant over his/her first three years of service. As defined in the Plan, a participant is automatically vested upon death or termination due to disability or retirement.

Participant Loans

A participant may borrow a minimum of $1,000 or up to a maximum that is equal to the lesser of $50,000 or 50 percent of his/her vested account balance, from his/her Plan accounts.  Loan terms range from one to five years and up to 15 years if the loan was obtained in connection with the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent.  Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

The Company pays all administrative expenses incurred by the Plan.  The Company’s expense related to the Plan’s administration was $30,990 and $32,280 in 2012 and 2011, respectively.

Other

The Company expects and intends to continue the Plan, but reserves the right to amend, suspend or terminate the Plan at any time.  If the Company terminates the Plan, each participant will become fully vested in his/her Plan account and will be entitled to a distribution of such account in accordance with the terms of the Plan.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

Plan assets are held in trust by Vanguard Fiduciary Trust Company (the “Trustee”).

Participants direct the investment of their Plan account balance among the investment options provided. Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation or depreciation in fair value of investments are allocated to individual participant accounts based upon a ratio of the account balance to the total fund balance.

The Plan accounts for benefits due, but unpaid, as a component of “Net Assets Available for Benefits.”  There were no benefits due, but unpaid, at December 31, 2012 and 2011.

NOTE B: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles (“GAAP”), requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

The Plan’s investments are stated at fair value.  Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year end.  The Company’s common stock is valued at the quoted market price at year end.  Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. The change in the difference between the fair value and the cost of investments is reflected in “Net realized and unrealized appreciation (depreciation) in fair value of investments” within the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Net realized gain or loss on sales of investments, which represents the difference between proceeds received and the cost of specific investment shares sold, is reflected in “Net realized and unrealized appreciation (depreciation) in fair value of investments” within the Statements of Changes in Net Assets Available for Benefits.  Expenses relating to purchases or sales of investments are added to their costs or deducted from their proceeds.  Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants have maturities through the end of 2027 and are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE C: NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04 (“ASU 2011-04”), “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amended Accounting Standards Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s adoption of this guidance did not have a material impact on the Plan’s financial statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE D: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan.  During September 2001, the Company called and redeemed all outstanding preferred stock, converting it into common stock on a one-for-one basis. The number of shares of common stock included in the Plan assets was 179,365 and 198,538 at December 31, 2012 and 2011, respectively.  No additional shares of the Company’s common stock have been made available to plan participants as an investment option subsequent to the 2001 redemption. Each share of common stock received a quarterly dividend of $0.03 during the years ended December 31, 2012 and 2011, and total dividends on common stock held by the Plan were $22,813 and $26,168 for the years ended December 31, 2012 and 2011, respectively.  All dividends are paid in cash and are allocated to each participant’s fund selections.

NOTE E: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement is eligible to receive the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions.  Distribution of the vested portion of a participant’s common stock account will be made at his/her election either in cash or in whole shares of the Company’s common stock.  If the participant elects to receive cash, the Trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or on the last day of the Plan year in which the participant incurs five one-year periods of separation of service from the Company.  The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance; if a distribution takes place under the Plan’s involuntary cash-out provision (for account balances of $1,000 or less); or if a distribution is rolled over as part of the Plan’s automatic rollover provision (for account balances between $1,000 and $5,000).  All forfeitures were used to reduce future matching contributions required from the Company.  For the years ended December 31, 2012 and 2011, the Company used forfeitures of $273,618 and $234,658, respectively, to reduce employer contributions. The forfeiture balances available to offset future matching contributions were $81 and $131,437 at December 31, 2012 and 2011, respectively.

NOTE F: INVESTMENTS

For 2012 and 2011, the net realized and unrealized appreciation (depreciation) in fair value of the Plan’s investments, including investments bought and sold, as well as investments held during the year, was as follows:

	Year Ended December 31,
	2012	2011
Mutual funds	$12,654,971	$(2,489,072)
Common stock of The Ryland Group, Inc.	3,890,377	(333,537)
Net realized and unrealized appreciation (depreciation)
in fair value of investments	$16,545,348	$(2,822,609)

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

The fair values of investments that represent five percent or more of the Plan’s net assets were as follows:

	December 31,
	2012	2011
Vanguard 500 Index Fund	$15,383,062	$14,550,231
Vanguard Explorer Fund	15,224,635	14,233,668
Vanguard International Growth Fund	8,465,241	8,323,962
Vanguard Morgan Growth Fund	11,906,548	10,487,721
Vanguard PRIMECAP Fund	8,366,879	8,006,101
Vanguard Total Bond Market Index Fund	12,515,552	12,503,368
Vanguard Wellington Fund	21,569,680	20,622,893
Vanguard Windsor II Fund	9,369,391	8,479,834
Vanguard Retirement Savings Trust	23,406,057	22,634,765

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

NOTE G: FAIR VALUE MEASUREMENTS

ASC 820 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value determined using directly or indirectly observable inputs in the marketplace that are other than Level 1 inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3	Fair value determined using unobservable inputs, including the use of internal assumptions, estimates or models that market participants would use in pricing the assets or liabilities.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis:

		Fair Value at December 31,
	Hierarchy	2012	2011
Vanguard Retirement Savings Trust	Level 2	$23,406,057	$22,634,765
Company common stock	Level 1	6,547,401	3,142,618
Mutual funds:
Bond funds	Level 1	12,515,552	12,503,368
Balanced funds	Level 1	39,186,205	33,389,975
Domestic stock funds	Level 1	66,524,521	62,092,216
International stock funds	Level 1	8,496,823	8,340,038
Total fair value of investments		$156,676,559	$142,102,980

The Vanguard Retirement Savings Trust is a common collective trust that invests in fully benefit-responsive investment contracts. There are currently no redemption restrictions on these investments. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of the Vanguard Retirement Savings Trust was determined based on the quoted market values of the underlying investments of the common collective trust as it is not actively traded on an exchange.

The fair values of Company common stock and mutual funds were determined based on quoted market prices, as substantially all of these instruments are traded in active markets.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable amounts of current income, while providing a moderate level of risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks of seasoned companies located outside of the United States that are considered to have above-average growth potential.

NOTE H: INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 22, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended in September 2010 and in October 2011. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  As of December 31, 2012, tax years 2004, 2005, and 2009 through 2012 remained subject to examination. On March 15, 2013, the assessment of statute of limitations closed on tax years 2004, 2005, and 2009.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE I: RISKS AND UNCERTAINTIES

The Plan’s concentrations of credit and market risk are dictated by its provisions, as well as by those of ERISA and the individual participant’s investment preference.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE J: PARTIES IN INTEREST

The Plan invests in a common collective trust managed by the Trustee and in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE K: RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$157,619,440	$143,277,895
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	1,178,319	1,048,134
Net assets per the Form 5500	$158,797,759	$144,326,029

	Year Ended December 31,
	2012	2011

Increase (decrease) in net assets available for benefits per the	$14,341,545	$(11,360,068)
financial statements
Change in the fair value of fully benefit-responsive investment contracts	130,185	151,158
Increase (decrease) in net assets available for benefits per the Form 5500	$14,471,730	$(11,208,910)

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

EIN 52-0849948

PLAN: 003

FORM 5500

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest and Par or	Current Value at
	Lessor or Similar Party	Maturity Value	December 31, 2012

*	Vanguard 500 Index Fund	Registered Investment Company	$15,383,062
*	Vanguard Explorer Fund	Registered Investment Company	15,224,635
*	Vanguard Extended Market Index Fund	Registered Investment Company	6,274,006
*	Vanguard International Growth Fund	Registered Investment Company	8,465,241
*	Vanguard Morgan Growth Fund	Registered Investment Company	11,906,548
*	Vanguard PRIMECAP Fund	Registered Investment Company	8,366,879
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	3,080,311
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	5,653,787
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	3,677,210
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	2,480,472
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	66,273
*	Vanguard Target Retirement Income Fund	Registered Investment Company	2,658,472
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	12,515,552
*	Vanguard Total International Stock Index	Registered Investment Company	31,582
*	Vanguard Wellington Fund	Registered Investment Company	21,569,680
*	Vanguard Windsor II Fund	Registered Investment Company	9,369,391
*	Vanguard Retirement Savings Trust	Common/Collective Trust	23,406,057
*	Ryland Common Stock	Company Stock	6,547,401
*	Notes Receivable from Participants	High—9.5%; Low—4.25%	2,121,200

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$158,797,759

*	Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
(Name of Plan)

June 24, 2013	By:	/s/ Robert J. Cunnion, III
Date	Robert J. Cunnion, III
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Exhibit No.

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm